

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Wa'el Hashad
Chief Executive Officer
Longeveron Inc.
1951 NW 7th Avenue, Suite 520
Miami, Florida 33136

> **Re: Longeveron Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2024**
> **File No. 333-276745**

Dear Wa'el Hashad:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1, filed January 29, 2024

Incorporation of Certain Information by Reference, page 71

1.   It appears that you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously filed and future filings of Exchange Act reports. Because you have not yet filed your Form 10-K for your most recently completed fiscal year, December 31, 2023, it appears that you have not satisfied the requirements of paragraph C of that instruction. Please either file your Form 10-K, including the information required by Part III, or revise your filing to include all disclosures required by Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Minter